May 13, 2019

Nathan Kivi
Manager and Chief Financial Officer
HCo Cape May LLC
2100 Powers Ferry Road S.E., Suite 370
Atlanta, Georgia 30339

       Re: HCo Cape May LLC
           Amendment No. 1 to
           Offering Statement on Form 1-A
           Filed April 26, 2019
           File No. 024-10953

Dear Mr. Kivi:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 29, 2019 letter.

1-A/A filed April 26, 2019

General

1. We note your response to comment 1 and revised disclosure. We further note your disclosure on page 14, stating that closings "shall take place in the Company's sole and absolute discretion as to timing and frequency." Please further clarify how this offering will be made on a "continuous basis" rather than on a delayed basis in light of this disclosure. Refer to Rule 251(d)(3)(i)(F). Additionally, please revise to clarify in more detail the rights that each investor has between the submission of a subscription agreement and funds and the related closing, including what happens if the company dissolves or liquidates, or if the offering is terminated, prior to a closing.
 Nathan Kivi
FirstName May LLC
HCo Cape LastNameNathan Kivi
Comapany NameHCo Cape May LLC
May 13, 2019
May 13, 2019 Page 2
Page 2
FirstName LastName
Dilution, page 35

2. We have considered your response to comment 8 and reviewed your revised disclosures.
         You continue to indicate that there is not a material disparity between the price of the shares in this offering and the effective cost to existing shareholders for the voting shares acquired by them in a transaction during the past year, both being $500 per share. It remains unclear as to your basis for such a position. For example, it appears that there is a significant disparity at December 31, 2018 between the proposed offering price of $500 per share for new investors and the average cash price paid by insiders/affiliates of $56.26
         ($56,263 / 1000 shares) as well as a significant disparity between offering price per share and members equity per share at December 31, 2018. Please clarify and revise your disclosures and tables accordingly. Your response should also address your basis for adjusting the number of original shareholder shares from 1,000 voting shares down to 113 voting shares as of December 31, 2018 within your dilution table. Description of the Business
The Business Plan, page 44

3. We note your response to comment 10 and revised disclosure. Given that you intend to buy and renovate the property with offering proceeds and have no operating history, please remove this projection or provide additional details about the basis and assumptions underlying your forecast IRR, showing you have a reasonable basis therefor.
Interest of Management and Others in Certain Related-Party Transactions, page
51

4. We note your response to comment 12 and your revised disclosure in this section. Please revise to provide additional detail on the management fee and the development fee, including without limitation the following:

             Please clarify what you mean when you say that all "costs going through into the
             Company while a development project will be capitalized";

             Please explain more how the company's "value" will be calculated prior to the property becoming operational, including without limitation what base value you will use for the property in addition to any development costs that you will include in the calculation;

             When you state, "[t]he first $300,000.00 of costs will be taken as equity in the project," please clarify how this number will be calculated; and

             To the extent that the manager receives a portion of its development fee in equity in the project, please provide further detail as to the form in which it will receive equity and the price at which such equity will be valued.
 Nathan Kivi
HCo Cape May LLC
May 13, 2019
Page 3


         Please also revise your disclosure, here and elsewhere as appropriate, to discuss any significant risks and any conflicts of interest arising from the structure of your management fee and development fee.
       You may contact Howard Efron, Staff Accountant, at 202-551-3439 or Wilson Lee, Staff
Accountant, at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at 202-551-7150 or
Sara von Althann, Staff Attorney, at 202-551-3207 with any other questions.



                                                              Sincerely,
FirstName LastNameNathan Kivi
                                                              Division of
Corporation Finance
Comapany NameHCo Cape May LLC
                                                              Office of Real
Estate and
May 13, 2019 Page 3                                           Commodities
FirstName LastName